Exhibit 18


February 19, 1997


Mr. G. William Evans
Vice President and Treasurer
Lawyers Title Corporation
6630 West Broad Street
Richmond, Virginia 23230


Dear Mr. Evans:

Note 2 of Notes to Consolidated Financial Statements of Lawyers Title Corporation (the Company) included in its Form 10-K for the year ended December 31, 1996 describes a change in the method of accounting for policy and contract claims, which has been recognized as a change in estimate. Effective October 1, 1996, the Company no longer discounts its reserve for policy and contract claims as it has in past years. You have advised us that you believe this change is to a preferable method in your circumstances because the new method conforms with industry practice and is considered preferable by rating agencies and analysts.

There are no authoritative criteria for determining a 'preferable' method of recording a reserve for title insurance policy and contract claims on a discounted or undiscounted basis. However, based on the particular circumstances, we conclude that the change in the method of accounting for policy and contract claims from reporting policy and contract claims on a discounted to an undiscounted basis is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances.


                                                    Very truly yours,

                                                    /s/ Ernst & Young LLP